

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

Via E-mail
William C. Stern, Esq.
General Counsel
Ancestry.com Inc.
360 West 4800 North
Provo, Utah 84604

> **Re:** **Ancestry.com Inc.**
> **Amendment 1 to Preliminary Proxy Statement on Schedule 14A**
> **File No. 001-34518**
> **Filed November 23, 2012**

Dear Mr. Stern:

　　We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. References to prior comments are to those in our letter dated November 19, 2012.

Special Factors

Reasons for the Merger, page 26

1.　　We note the response to prior comment 5. The company continues to state in this section that the Rule 13e-3 transaction is "fair, advisable and in the best interests of the Company" and on page 30 that the transaction is "fair to and in the best interests of the Company and its stockholders." Revise to state the company's opinion as to whether the transaction is fair or unfair to Ancestry's unaffiliated security holders. Refer to Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

Illustrative Discounted Cash Flow Analysis, page 33

2.　　Given that the summary of Qatalyst's opinion must include Qatalyst's bases for and methods of arriving at its opinion, please disclose the substance of your response to prior comment 12 in this section. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A.

Certain Effects of the Merger, page 43

3.　　We note the use of the term "Sponsor" in this section although the term is not defined until page 72. Please define the term where it first appears in the proxy statement.

        Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, the undersigned at (202) 551-3266 with any questions.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Merger & Acquisitions

cc: <u>Via E-Mail</u>
        Andrew Nussbaum, Esq.
        Wachtell, Lipton, Rosen & Katz